Exhibit 12.1

Aqua America, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Computation of Ratio of Earnings to Combined Fixed

Charges and Preferred Stock Dividends

(In thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges:

Earnings:
Income from continuing operations before income taxes and non-controlling interest	$217,009	$194,366	$165,024	$155,351	$147,163
Add: fixed charges	84,143	80,159	72,736	73,466	73,033
Less: capitalized interest	(7,196)	(4,863)	(2,623)	(3,592)	(2,859)

Total earnings	$293,956	$269,662	$235,137	$225,225	$217,337

Fixed charges:
Interest on all indebtedness	$80,854	$76,911	$69,685	$70,649	$70,289
Amortization of debt expense	1,789	1,806	1,636	1,334	1,219
Estimated interest attributable to rental and lease expense	1,500	1,442	1,415	1,483	1,525

Total fixed charges	$84,143	$80,159	$72,736	$73,466	$73,033

Ratio of earnings to fixed charges	3.49	3.36	3.23	3.07	2.98

Ratio of earnings to combined fixed charges and preferred stock dividends:

Earnings:
Income from continuing operations before income taxes and non-controlling interest	$217,009	$194,366	$165,024	$155,351	$147,163
Add: combined fixed charges	84,143	80,159	72,736	73,466	73,033
Less: preferred stock dividends	—	—	—	—	—
Less: capitalized interest	(7,196)	(4,863)	(2,623)	(3,592)	(2,859)

Total earnings	$293,956	$269,662	$235,137	$225,225	$217,337

Combined fixed charges:
Interest on all indebtedness	$80,854	$76,911	$69,685	$70,649	$70,289
Amortization of debt expense	1,789	1,806	1,636	1,334	1,219
Estimated interest attributable to rental and lease expense	1,500	1,442	1,415	1,483	1,525
Preferred stock dividends	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$84,143	$80,159	$72,736	$73,466	$73,033

Ratio of earnings to combined fixed charges and preferred stock dividends	3.49	3.36	3.23	3.07	2.98